

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 10, 2016

Polys Hajioannou
Chief Executive Officer
Safe Bulkers, Inc.
30-32 Avenue Karamanli
16673 Voula
Athens, Greece

> **Re:** **Safe Bulkers, Inc.**
> **Registration Statement on Form F-3**
> **Filed October 17, 2016**
> **File No. 333-214145**

Dear Mr. Hajioannou:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please clarify whether Safe Bulkers, Inc. is the sole entity offering securities pursuant to this registration statement. In this regard, we note your disclosure on page 4 where you state that "[c]ommon stock may also be sold by us or by entities controlled by Polys Hajioannou." Revise your disclosure for consistency or advise.

2. It appears you may be relying on General Instruction I.B.5 of Form F-3 to register the primary offering of securities covered by the registration statement. If so, please revise to disclose the aggregate market value of your outstanding voting and non-voting common equity, as well as the amount of all securities offered pursuant to General Instruction I.B.5 of Form F-3 during the previous 12 months up to and including the date of your

prospectus. We refer you to Instruction 7 to General Instruction I.B.5. In addition, with regards to future takedowns, please confirm your understanding of and intent to comply with the requirements in General Instruction I.B.5(a) of Form F-3 that limit the amount of securities the company may sell pursuant to this registration statement. In the alternative, please tell us why you believe you are eligible to rely on General Instruction I.B.1 of Form F-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Richard Brand, Esq.